Xuhang Holdings Limited

September 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kate Beukenkamp Donald Field James Giugliano Doug Jones

Re:	Xuhang Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-271029)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Xuhang Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

/s/ Tianhang Xiao
Name: Tianhang Xiao
Title: Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC